Exhibit 12.1

	Nine Months Ended September 30,	Years Ended December 31,
(dollars in millions)	2014	2013	2012	2011	2010	2009
Pre-Tax Income	$223.4	$263.9	$238.4	$177.1	$100.3	$78.3
Less: Income from Equity Investees	(1.1)	(1.3)	(0.7)	(1.6)	(0.5)	(0.7)
Add: Fixed Charges	12.0	15.6	18.2	18.6	30.1	34.3
Less: Capitalized Interest	(1.8)	(2.9)	(3.1)	(2.0)	(2.5)	(5.6)

“Earnings”	$232.5	$275.3	$252.8	$192.1	$127.4	$106.3
Interest Expense	$5.9	$7.3	$9.9	$11.6	$22.6	$24.3
Capitalized Interest	1.8	2.9	3.1	2.0	2.5	5.6
Interest Portion of Rental Expense	4.3	5.4	5.1	5.1	5.0	4.4

“Fixed Charges”	$12.0	$15.6	$18.2	$18.6	$30.1	$34.3
Ratio of Earnings to Fixed Charges	19.4	17.7	13.9	10.3	4.2	3.1

The table sets forth our ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges was calculated by dividing earnings by fixed charges. Earnings were calculated by adding pre-tax income from continuing operations before adjustment for income from equity investees and fixed charges, excluding capitalized interest. Fixed charges were calculated by adding interest on all indebtedness, including amortization of debt issuance costs, and an interest component representing the estimated portion of rental expense that management believes is attributable to interest.